Strong commercial result for Mobistar in the first half of 2006

Key figures	H1 2006	H1 2005	Variation
Total active customers (mobile telephony)	3,019,508	2,867,522	+5.3%
ARPU* (€/month)	39.05	36.87	+5.9%
Total turnover (Mio €)	758.1	703.6	+7.7%
Total service revenues (Mio €)	736.8	684.0	+7.7%
EBITDA (Mio €)	308.9	283.8	+8.8%
Consolidated net profit (Mio €)	147.8	135.3	+9.2%
Net profit per ordinary share (€)	2.34	2.15	+8.8%
Investments (Mio €)	69.2	90.0	- 23.1%

Brussels, 25 July 2006 – Today, Mobistar (Euronext Brussels: MOBB) has released its results for the first half of 2006. On 30 June 2006, the operator had a total of 3,019,508 active customers, an increase of 5.3% over the past 12 months and 106,702 more customers than at the beginning of this year. At the same time, the proportion of postpaid customers in the customer base increased to 48% of the active customers. This allowed Mobistar to further increase the average revenue per user (ARPU) to € 39.05, a growth of 5.9% compared to June 2005. The combination of strong customer growth and a rising ARPU generated a 7.7% increase in service revenues. This growth is also reflected in the EBITDA, which rose by 8.8 % to € 308.9 million and in the net profit, which increased to € 147.8 million, a growth of 9.2% compared to June 2005.**

Evolution in the offers and an even stronger focus on the customer: an offer that encourages usage and transparent tariffs.

The great success which Mobistar achieved in the first half of 2006 is primarily due to the extensive renewal of the offers, which enabled Mobistar to reconfirm its commercial leadership.

The past half year has demonstrated that the innovative products which Mobistar developed are highly successful. One-half of Mobistar's new postpaid customers opted for a BestDeal subscription. This tariff plan appeals above all to customers with a prepaid card who want the comfort of a subscription (low prices, no reloading), while at the same time wishing to retain their freedom (cancellable at any time). The slogan for this subscription, "You can get out whenever you want", makes the transition from prepaid to postpaid extra attractive.

Tempo Music, a rechargeable prepaid card with a focus on music thanks to a web/wap music portal and 300 free SMS with each reload, has been a great success among young people. When a new customer opts for a prepaid card, four times out of ten he chooses Tempo Music.

---

* Monthly Average Revenue per User (rolling average of the preceding 12 months).

** The 'machine-to-machine' cards are not included in the number active customers.

Evolution of the customer base: sharp increase in the number of postpaid customers

Thanks to these successful innovations in the commercial offer, Mobistar had on 30 June 2006 a total of 3,019,508 active customers, an increase of 5.3% compared to 2,867,522 active customers on 30 June 2005. When we compare the figures for the first half of 2006 with those at the end of last year, we see significant improvement in the growth of the number of customers. During the first half of 2006 the customer base grew by 106,702 new customers. Compared to the same period a year earlier, this means a five-fold increase in the number of new customers. In the first 6 months of 2005, the number of new customers increased by 21,760.

The growth is further strengthened by a stronger increase in postpaid customers compared to the number of prepaid customers. While in June 2005 the prepaid/postpaid ratio was still 60/40, on 30 June 2006 it was already 52/48. This evolution allows Mobistar to set an objective of reaching a 50/50 ratio before the end of 2006.

At the end of June 2006 Mobistar had less than 10,000 ADSL customers, a lower number than expected. Clearly Mobistar, as a new player on the ADSL market, has to struggle with the difficult market situation in Belgium and the still-inadequate brand awareness of its ADSL offer. Despite this, an internal study has shown that the Mobistar ADSL customers are highly satisfied with the offer and the customer service.

Continuous growth of the average revenue per user (ARPU)

The evolution of the prepaid/postpaid ratio in the customer base to the advantage of the postpaid customers is the most important reason for the continuous growth of the average revenue per user (ARPU). On 30 June 2006 the ARPU amounted to € 39.05 per month per active customer, compared to € 36.87 per month per active customer one year earlier, an increase of 5.9%. Both the prepaid and the postpaid ARPU demonstrated only slight decreases - from € 17.5 to € 17.2 and from € 62.1 to € 60.8, respectively - between the first half of 2005 and 2006.
The successful launch of new products and services is reflected by the evolution in the consumption behaviour of the customers. The average usage per customer[1] (minutes/SMS) showed a strong increase of 17.4% to 214 min/SMS per month on 30 June 2006, compared to 182 min/SMS per month in the first half of 2005.

[1] This includes both voice minutes and SMS, outgoing and incoming traffic.

Growth for service revenues

Service revenues rose by 7.7%, attaining € 736.8 million on 30 June 2006, compared to € 684 million realised on 30 June 2005.

The service revenues of the mobile activity rose by 9.6 %, amounting to € 694 million on 30 June 2006, compared to € 633.3 million one year earlier. On 30 June 2006 the service revenues of the fix activity amounted to € 42.8 million, a 15.6 % decrease resulting from the reduction in the activity of reselling minutes, compared to € 50.7 million realised at the end of the first half of 2005.

The consolidated turnover, which also includes the results on the mobile handset sales, amounted to € 758.1 million on 30 June 2006. That is an increase of 7.7 % compared to the € 703.6 million realised in the first half of 2005.

Total revenues on 30 June 2006 amounted to € 772 million. This is an increase of 7.7 % compared to the € 716.6 million realised at the end of June 2005.

Evolution of the profitability

Thanks to an effective cost control in all activities of the business, Mobistar has been able to translate the sharp increase in turnover into increasing profitability as well. Mobistar recorded an 8.8% increase in the consolidated EBITDA (Earnings Before Interest, Taxation, Depreciation and Amortisation) at the end of the first half of 2006. It amounts to € 308.9 million, an increase of € 25.1 million compared to the € 283.8 million realised in the first half of 2005. The consolidated EBITDA margin amounts to 41.9% of the service revenues, a confirmation versus 41.5% attained on 30 June 2005.

On 30 June 2006 the mobile activity recorded an EBITDA of € 307.9 million compared to € 277.1 million one year earlier, or 44.4% of the mobile service revenues compared to 43.8% in June 2005.

The EBITDA of the fix activity amounts to € 1 million, compared to € 6.7 million in 2005, which corresponds to a margin of 2.3% on the service revenues of the fix activity, versus 13.2% in 2005. This decrease is attributable to the reduction in the activity of reselling minutes on the one hand, and the costs associated with the launch of ADSL on the other.

Mobistar's consolidated net profit rose by 9.2% and amounted to € 147.8 million on 30 June 2006, compared to € 135.3 million one year earlier. This corresponds to a net profit per ordinary share of € 2.34 compared to € 2.15 at the end of June 2005.

Investments: return to a normal rate of investment

During the first half of 2006, Mobistar invested a total of € 69.2 million, or 9.4% of the service revenues. Last year, € 90 million were invested during the first half, but that was an exceptional period during which Mobistar completely renewed and optimised its network infrastructure. This year Mobistar is returning to a normal rate of investment, comparable to that of 2004. The most important investments are the expansion of the capacity of the 2G network and a further deployment of the 3G/HSDPA network, in compliance with the licence conditions.

Trends

To continue its commercial success, Mobistar wishes to further optimise its product portfolio via a segmented market approach in order to constantly respond to the ever-changing needs of the customers. Mobistar strives to remain as close as possible to its customers in order to fully understand their wishes and then be able to translate them into specific tariff plans and services.

The strong results of the first half of 2006 allow Mobistar to expect for the financial year 2006 a growth of around 5% in service revenues as well as in net profit, despite an increase in commercial costs due to seasonal variations in sales, the expected reduction of the mobile terminating rate (MTR) as of the 4th quarter 2006 and the risk of price regulation on roaming tariffs.

Report of the auditor, following a limited examination of the interim consolidated financial information of Mobistar S.A. as at 30 June 2006

We have proceeded with a limited examination of the interim consolidated financial information, closed on 30 June 2006, of the company Mobistar, which shows a total balance sheet of EUR 1,070.0 million and a net profit for the period of EUR 147.8 million. This interim consolidated financial information was drawn up in accordance with International Financial Reporting Standards as adopted for use in the European Union.

Our mission was defined as to certify the periodical information provided by the company. Our mission was carried out in accordance with the guidelines of the Institut de Reviseurs d'Entreprises governing limited examination. This examination consists principally of the analysis, comparison and discussion of the financial information and was consequently less extensive than a full inspection of the consolidated accounts, the objective of which would be to certify the consolidated accounts. Accordingly, we are not in a position to certify the interim financial position set out above.

This examination did not disclose factors which require significant correction of the consolidated interim financial statements.

Brussels, 24 July 2006
Ernst & Young Company Auditors S.C.C. (B 160)
represented by Herman Van den Abeele
Auditor

Attached: Tables with key figures in euro

***

Mobistar (EURONEXT BRUSSELS: MOBB) is one of the main actors in the world of telecommunications in Belgium, active in mobile telephony, fixed telephony, ADSL and on other markets with a strong growth potential (data transmission, etc.). Mobistar is part of the Orange Group which brings together most of the mobile activities of France Telecom. Mobistar is listed on the Brussels Stock Exchange. On 30 June 2006 Mobistar counted a total of 3,019,508 active customers for mobile telephony.

Tables with key figures in euro

IFRS Interim Condensed Consolidated Income Statement (6 months) (Mio €)	Note	Mobistar Group		
		30.06.2006	**30.06.2005**	**Variation (%)**
Revenue				
Total service revenue		736.8	684.0	7.7%
Handsets sales		21.3	19.6	8.7%
Total turnover		758.1	703.6	7.7%
Other operating revenue		13.9	13.0	6.9%
Total revenue		772.0	716.6	7.7%
Operating expenses				
Interconnection costs		171.4	159.3	7.6%
Costs of equipment and goods sold		72.9	63.8	14.3%
Services and other goods		140.9	140.0	0.6%
Employee benefits expenses		70.3	65.8	6.8%
Depreciation, amortisation and impairment		91.3	81.4	12.2%
Bad debt allowances and inventory provisions		4.0	-1.5	-366.7%
Other provisions		-0.1	0.6	-116.7%
Other operating charges		3.7	4.8	-22.9%
Total operating expenses		554.4	514.2	7.8%
Result of operating activities		217.6	202.4	7.5%
Finance income		1.1	1.8	-38.9%
Finance costs		-0.8	-6.3	87.3%
Result of operating activities after net finance costs		217.9	197.9	10.1%
Tax expense	6	-70.1	-62.6	12.0%
Net profit or loss *		147.8	135.3	9.2%
Profit or loss attributable to equity holders of the parent		147.8	135.3	9.2%

	30.06.2006	30.06.2005	Variation (%)
Basic earnings per share (in €)	2.34	2.15	8.8%
Weighted average number of ordinary shares	63,277,871	63,035,789	
Diluted earnings per share (in €)	2.34	2.14	9.3%
Diluted weighted average number of ordinary shares	63,282,383	63,162,120	

IFRS Interim Condensed Consolidated Balance Sheet
(Mio €)

	Note	30.06.2006	31.12.2005
ASSETS			
Non-current assets			
Goodwill		10.6	10.6
Intangible assets	8	334.1	358.6
Tangible assets	8	468.5	465.0
Other non-current assets		0.2	0.2
Deferred taxes		3.0	7.1
Total non-current assets		816.4	841.5
Current assets			
Inventories	9	9.0	5.8
Trade receivables		137.3	169.4
Accrued revenue		28.0	23.3
Other current assets		22.0	25.3
Cash and cash equivalents	4	57.3	54.6
Total current assets		253.6	278.5
Total assets		1,070.0	1,120.0

	Note	30.06.2006	31.12.2005
EQUITY AND LIABILITIES			
Equity			
Share capital	11	457.9	437.1
Share premium	11	0.2	20.7
Legal reserve		21.0	21.0
Treasury shares	10	0.0	-1.0
Retained earnings	5, 10	234.3	238.4
Total equity		713.4	716.2
Non-current liabilities			
Long-term provisions		12.0	11.0
Trade payables		1.7	0.0
Total non-current liabilities		13.7	11.0
Current liabilities			
Short-term borrowings		2.4	2.4
Trade payables		201.7	274.0
Employee benefits related liabilities		32.7	38.1
Current taxes payable		46.3	1.6
Deferred income		53.4	76.3
Other payables		6.4	0.4
Total current liabilities		342.9	392.8
Total liabilities		356.6	403.8
Total equity and liabilities		1,070.0	1,120.0

IFRS Interim Condensed Consolidated Statement of Changes in Equity
(Mio €)

	Share Capital	Share Premium	Legal Reserve	Hedging Reserve	Treasury Shares	Retained Earnings	Total Equity
Balance at 1 January 2005	435.5	14.2	7.9	-2.7	0.0	108.1	563.0
Cash flow hedge transferred to profit and loss for the period				1.1			1.1
Net income recognised directly in equity				1.1			1.1
Profit for the period						135.3	135.3
Total recognised income and expense for the period				1.1		135.3	136.4
Dividends						-126.4	-126.4
Balance at 30 June 2005	435.5	14.2	7.9	-1.6	0.0	117.0	573.0

	Share Capital	Share Premium	Legal Reserve	Hedging Reserve	Treasury Shares	Retained Earnings	Total Equity
Balance at 1 January 2006	437.1	20.7	21.0	0.0	-1.0	238.4	716.2
Share-based payment - DSP Plan						1.9	1.9
Net income recognised directly in equity						1.9	1.9
Profit for the period						147.8	147.8
Total recognised income and expense for the period						149.7	149.7
Dividends						-152.2	-152.2
Exercise of share options	0.1	0.2					0.3
Transfer share premium to share capital	20.7	-20.7					0.0
Purchase of treasury shares					-9.1		-9.1
Sale of treasury shares					10.1	-1.6	8.5
Balance at 30 June 2006	457.9	0.2	21.0	0.0	0.0	234.3	713.4

IFRS Interim Condensed Consolidated Cash Flow Statement (6 months)	30.06.2006	30.06.2005
(Mio €)		
Cash flows from operating activities		
Result of operating activities after finance costs	217.9	197.9
Adjustments for:		
Depreciation, amortisation and impairment of fixed assets	91.3	81.4
Share-based payment - Discounted Share Purchase Plan	1.9	0.0
Adjusted result of operating activities after net finance costs	*311.1*	*279.3*
Inventories (increase - , decrease +)	-3.2	11.0
Trade receivables (increase - , decrease +)	32.1	11.9
Deferred tax assets (increase -, decrease +)	4.1	1.0
Accrued revenue (increase - , decrease +)	-4.7	-2.9
Other current assets (increase - , decrease +)	3.3	-4.7
Trade payables (increase +, decrease -)	-72.3	-22.2
Employee benefits related liability (increase +, decrease -)	-5.4	0.7
Current taxes payable (increase +, decrease -)	44.7	39.5
Deferred income (increase +, decrease -)	-22.9	2.7
Other payables (increase +, decrease -)	6.0	0.8
Non-current liabilities (increase +, decrease -)	1.7	1.1
Net changes in working capital	*-16.6*	*38.9*
Tax expense	-66.0	-62.2
Deferred taxes	-4.1	-0.4
Net cash from operating activities (*)	224.4	255.6
Cash flows from investing activities		
Purchase of intangible and tangible assets	-69.2	-90.0
Net cash used in investing activities	-69.2	-90.0
Cash flows from financing activities		
Long-term interest-bearing loans and borrowings	0.0	0.1
Short-term borrowings	0.0	-1.0
Exercise of share options	0.3	0.0
Sale of treasury shares	-0.6	0.0
Dividend paid	-152.2	-126.4
Net cash used in financing activities	-152.5	-127.3
Net increase (+), decrease (-) in cash and cash equivalents	2.7	38.3
Cash and cash equivalents at beginning of period	54.6	106.8
Cash and cash equivalent at end of period	57.3	145.1

(*) Net cash from operating activities includes:		
- paid interests	0.2	5.6
- received interests	1.1	1.7
- paid income taxes	34.0	32.0

Notes to the interim condensed consolidated financial statements

1. Statement of compliance

The interim condensed consolidated financial statements for the six months ended 30 june 2006 have been prepared in accordance with IAS 34 *Interim Financial Reporting* and were authorised for issue by the Board of Directors on 24 July 2006.

2. Accounting policies

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the consolidated financial statements for the year ended 31 December 2005.

New standards or interpretations applicable from 1 January 2006 do not have any impact on the consolidated financial statements.

3. Basis for consolidation

The consolidation perimeter remains unchanged since 31 December 2005 and includes Mobistar S.A (100%) and 50% of the joint venture 'Irisnet' by application of the interpretation SIC 12.

4. Cash and cash equivalents *(million €)*

Cash and cash equivalents include cash on hands and cash deposits with a maximum term of 3 months.
Bank and inter-company cash pooling overdrafts are classified as short-term financial liabilities

	30.06.2006	30.06.2005
Cash on hand	7.6	2.1
Short term deposits	49.7	143.0
Total cash and cash equivalent	57.3	145.1

5. Dividend paid *(million €)*

On 3 May 2006, the Annual General Assembly of shareholders has approved the payment of the dividend of 2.40 euros per ordinary share related to the year 2005. The payment of the dividend was effective from 10 May 2006 onwards.

	30.06.2006	30.06.2005
Dividend on ordinary shares (year 2004)	-	126.4
Dividend on ordinary shares (year 2005)	152.2	-

6. Income taxes *(million €)*

The major components of tax expense are as follows:

	30.06.2006	30.06.2005
Current income tax	66.0	62.2
Deferred tax expense arising to the origination and reversal of temporary differences	4.1	0.4
Total tax expense	70.1	62.6

7. Segment information *(million €)*

Mobistar's internal management reporting to the Board of Directors and to the Chief Executive Officer is structured on a business segment basis.
The following primary business segments are identified:
- Mobile segment : delivers mobile phone equipment and services to residential and corporate customers
- Fix voice & data segment : provides fix voice, data and internet services to residential and corporate customers.

Inter-segment sales and discontinued operations are shown separately when applicable

	30.06.2006			30.06.2005		
	Mobile	Fix voice & data	Total	Mobile	Fix voice & data	Total
Revenue						
Service revenue	694.0	42.8	736.8	633.3	50.7	684.0
Handsets sales	21.3	0.0	21.3	19.6	0.0	19.6
Total turnover	715.3	42.8	758.1	652.9	50.7	703.6
Other operating revenue	13.0	0.9	13.9	12.9	0.1	13.0
Total revenue	728.3	43.7	772.0	665.8	50.8	716.6
Results						
Segment results	217.5	0.1	217.6	199.3	3.1	202.4
Net finance costs			0.3			-4.5
Tax expense			-70.1			-62.6
Net profit or loss			147.8			135.3

8. Property, plant and equipment *(million €)*

For the 6 months period ending 30 June 2006, capital expenditure were amounting to 69.2 million euros (2005: 90.0 million euros), including an increase of 1.0 million euros (2005: 1.1 million euros) in network dismantling asset, and disposals of fully depreciated equipment were amounting to 14.3 million euros (2005: 5.9 million euros)

9. Inventories *(million €)*

	30.06.2006	31.12.2005
Inventories - Gross amount	12.4	8.4
Reserve for obsolete and slow moving items	-3.4	-2.6
Inventories - Net carrying amount	9.0	5.8

10. Discounted Share Purchase Plan 2006

The remuneration committee of Mobistar has approved in 2006 a discounted share purchase plan (DSPP) whereby selected categories of the personnel of Mobistar have the right to buy Mobistar shares at a discounted purchase price representing 100/120 of the market price.
The subscription period was open on 12 April 2006 to 21 April 2006 included.
According to the provisions of the plan, the shares are immediately vested at the grant date but cannot be sold for a period of 2 years after the date of purchase.
The shares issued under this DSP Plan have the right to receive dividends from the date of issuance.
Mobistar has purchased 150.750 own shares for a total amount of 9.1 million euros and has sold those . shares for a total amount of 7.6 million euros.
The fair value of the shared issued under the DSP Plan has been evaluated at 1.9 million euros or an average fair value of 12.74 euros per share

11. Share capital and share premium *(million €)*

In the frame of the share options plan granted in 2001 to the employees of Mobistar, a total of 8.151 share options have been exerciced during the 6 months period ending June 2006 at the price of 34.15 euros.

Following a decision made by the Annual General Assembly of shareholders held on 3 May 2006, the share capital has been increased by absorption of the share premium as at 31 December 2005 without creation of new shares.

The capital reduction of 101.2 million euros (1.60 euro per ordinary share) decided by the Annual General Assembly of shareholders on 3 May 2006 will be effective on August 2, 2006.

	Share capital	Share premium	Number of ordinary shares	Number of share options
As at 31 December 2005	437.1	20.7	63,273,655	18,097
Exercise of 8.151 share options at 34.15 euros each	0.1	0.2	8,151	-8,151
Transfer share premium to share capital	20.7	-20.7		
As at 30 June 2006	457.9	0.2	63,281,806	9,946

12. Capital commitments and other contingencies *(million €)*

As at 30 June 2006, capital commitments in network related intangible and tangible assets are amounting to 48,8 million euros (2005 : 127,6 million euros).

In May 2006, Mobistar has renegotiated its commercial relationship with one of its major distributor. A new contract has been signed for a fixed period of 5 years. Aside from the remuneration which will be attributed on new subscriptions, the agent will be also remunerated on the customer base existing as of the date of the contract renewal. A liability of 2.6 million euros has been recognised on 30 June 2006 to cover the remuneration related to the existing customer base for contracts ending after 1 June 2006.
Besides, a contingent remuneration liability exists on the condition that existing customers remain active after the end the current contractual terms until the period of 5 years has expired.
Mobistar commits also to support the commercial activity of the agent upon condition of the achievement of a minimum annual volume of new subscriptions.

13. Related party transactions *(million €)*

	Sales to related parties	Purchases from related parties	Amounts owed by related parties	Amounts owed to related parties
France Télécom	21.3	18.8	58.7	9.6
France Télécom subsidiaries	15.5	8.8	9.7	5.6
Total	36.8	27.6	68.4	15.2

The terms and conditions applied to sales and purchases of traffic and services, to the centralised treasury management agreement, to the revolving credit facility agreement as well as to the interest-bearing loans and borrowings are determined on an arm's length basis according to the normal market prices and conditions.

There is no outstanding guarantee provided to or received from any related parties at the balance sheet date. No allowance for doubtful debtors on amounts owed by related parties is outstanding at the balance sheet date.

14. Events after the balance sheet date

No adjusting or non-adjusting events arose between the balance sheet date and the date at which the interim condensed consolidated financial statements have been authorised for issue.